

July 26, 2013

Brad A. Green, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038

> Re: O'Connor Fund of Funds: Masters
>   File Nos. 333-189732 and 811-22859

Dear Mr. Green:

On July 1, 2013, you filed a registration statement on Form N-2 for O'Connor Fund of Funds: Masters (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings from the registration statement.

PROSPECTUS

Cover page

1. In the table, please add the per share price to the public. See Item 1.g. of Form N-2 and Instruction 1 thereto.

2. The disclosure states that the Fund will pay the Advisor an Incentive Fee "in an amount equal to 5% of the Fund's net profits". Please conform this description of the amount of the Incentive Fee to the type of fee permitted by Rule 205-3 of the Investment Advisers Act of 1940 ("Advisers Act"). See Rule 205-3(a) of the Advisers Act.

Summary – Investment Objective and Principal Strategies

3. The disclosure indicates that the Fund may engage in short selling. Please confirm to us that the fee table includes, as an expense, an estimate of dividends and interest paid on the Fund's short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.101.j (May 2012).

4. The disclosure states that the Adviser "seeks to construct a portfolio consisting of a wide variety of Investment Funds and Investment Managers". Please tell us whether the Investment Managers will enter into sub-advisory contracts with either the Fund or with the Adviser that meet the requirements of Section 15 of the Investment Company Act of 1940. If they will not enter into such contracts, please explain to us why not.

Summary – Borrowing

5. The disclosure states that the Fund is authorized to borrow money for certain purposes. Please include an estimate of the interest payments on borrowed funds that the Fund expects to make as a separate line item in the fee table. See Item 3.1. of Form N-2.

Summary – Risk Factors

6. The disclosure states that Investment Managers may invest in junk bonds, that the Investment Managers may invest in micro-cap companies, and that Investment Funds may have high portfolio turnover rates. Please also add these disclosures to the Investment Objective and Principal Strategies section in the Summary.

Summary of Fund Expenses

7. Please revise footnote (1) to indicate that the stated minimum initial investment may not be reduced to less than $25,000.

8. Footnote (4) states that the estimate of "Acquired fund fees and expenses" is based on "estimated net assets of the Fund of $[__] million." Please explain to us the basis for this estimate of net assets.

9. Footnote (5) to the fee table indicates that the fee waiver is voluntary. Disclosure of voluntary expense waivers are not permitted in the fee table. Please delete the "Expense waiver" line item and the associated footnote and the "Total annual expenses (after fee waiver)" line item in the fee table. Also, because the Fund describes this voluntary fee waiver elsewhere in the registration statement, please file the "Expense Limitation and Reimbursement Agreement" as an exhibit to the registration statement.

10. Please revise the Example to include the impact of the Incentive Fee. See Instruction 7.a. to Item 3 of Form N-2. In addition, please reformat the footnote to the Example that excludes sales loads so that it will not be confused with the presentation of the Example required by Item 3 of Form N-2.

Financial Highlights

11. Please add the disclosure required by Item 4.3. of Form N-2 regarding senior securities (including bank loans) if applicable.

Risk Factors – Investments in Non-Voting Stock; Inability to Vote

12. The disclosure states that the Fund may irrevocably waive its rights to vote its interest in an Investment Fund. Please indicate to us whether the Fund's board of directors has adopted policies and procedures for waiving the Fund's voting rights.

Risk Factors – Restricted and Illiquid Investments Involve the Risk of Loss

13. The disclosure states that Investment Funds' assets may be held in "side pockets." Please disclose the upper limit of Investment Funds' assets that may be held in "side pockets." We may have additional comments.

Risks Factors – Distributions to Investors and Payment of Tax Liability

14. The disclosure states that the Fund will invest the net proceeds from the sale of Shares in accordance with the Fund's investment objective and policies and principal strategies as soon as practicable. Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective. If the time period is more than three months, please disclose the reason for the delay. See Guide 1 to Form N-2.

Management of the Fund

15. Please identify the Fund's transfer agent and dividend paying agent. See Item 9.1.e. of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

16. Please add the disclosure required by Item 19 of Form N-2 (Control Persons and Principal Holders of Securities) in an appropriate location in the Statement of Additional Information.

Additional Investment Policies – Fundamental Policies

17. The disclosure states that the Fund may not "purchase, hold or deal-in real estate" or "invest in physical commodities or commodity contracts". Please revise the disclosure to also state that the Fund may not *sell* real estate or commodities. See Items 17.2.f. and 17.2.g. of Form N-2.

Brokerage

18. The disclosure describes the brokerage allocation practices of the Investment Managers. Because the Fund can also invest directly in certain instruments, please add the disclosure required by Items 22.1. and 22.3. to describe the Fund's brokerage allocation practices.

OTHER INFORMATION

Item 34. Undertakings

19. Please add the undertaking required by Item 34.4.e. of Form N-2.

GENERAL COMMENTS

20. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

21. We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

22. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

23. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

24. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

25. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

26. Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel